Exhibit 3.1

CERTIFICATE OF AMENDMENT NO. 1

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PYXIS ONCOLOGY, INC.,

a Delaware corporation

Pyxis Oncology, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.
This Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on October 13, 2021 (the “Certificate of Incorporation”).
2.
Section 4.1 of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

Authorized Capital Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is three hundred ninety million (390,000,000) shares, consisting of three hundred and eighty million (380,000,000) shares of common stock, par value $0.001 per share (“Common Stock”), and ten million (10,000,000) shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

3.
This amendment was duly adopted in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law.
4.
All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on this 13th day of November, 2026.

PYXIS ONCOLOGY, INC.

By: /s/ Jitendra Wadhane

Name: Jitendra Wadhane

Title: Principal Financial and Accounting Officer